

Mail Stop 3561

July 18, 2016

Thomas Hanson
Chief Financial Officer
Alliant Energy Corporation
4902 N. Biltmore Lane
Madison, Wisconsin 53718

>   **Re: Alliant Energy Corporation**
>   **Interstate Power and Light Company**
>   **Wisconsin Power and Light Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
>   **Filed February 24, 2016 and May 5, 2016**
>   **File No. 1-9894, 1-4117 and 0-337**

Dear Mr. Hanson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 12. Benefit Plans
Note 12(b) Equity-based Compensation Plans
Performance Units, page 132

1. We note that performance units must be paid out in cash and are valued based on the average price of one share of common stock on the grant date of the award. Please tell us why awards are not valued based on the closing market price at the reporting date and why your accounting complies with ASC 718.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 9. Benefit Plans
Note 9(b) Equity-based Compensation Plans
Key Employee Performance Restricted Units, page 20

2. We note that key employee performance restricted units must be paid out in cash, are accounted for as liability awards and are valued based on the closing market price of one share of common stock on the grant date of the award. Please tell us why awards are not valued based on the closing market price at the reporting date and why your accounting complies with ASC 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products